Patria Reports First Quarter 2025 Earnings Results Grand Cayman, Cayman Islands, May 2, 2025 – Patria (Nasdaq:PAX) reported today its unaudited results for the first quarter ended March 31, 2025. The full detailed presentation of Patria's first quarter 2025 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/. Alex Saigh, Patria’s CEO, said: “Patria is off to a very exciting start to 2025 as fundraising totaled a record $3.2 billion, highlighting the expanded reach of our investment platforms and distribution capabilities, and putting us in a strong position to achieve our $6 billion fundraising target for the year. We also reported 1Q25 FRE of $42.6 million, or $0.27 per share, representing year-over-year growth of 21% and 16%, respectively, despite the volatility in the region. Also, FEAUM grew 6% sequentially and 46% year- over-year, and we generated over $700 million of organic net inflows, reflecting an annualized organic growth rate of 9%. While a looming trade war and rising global economic concerns create potential headwinds, we believe we are well positioned to generate the $200 to $225 million of FRE we are targeting for 2025 as the increased diversification of our platform is paying off in terms of fundraising and profitable organic growth, enhancing our confidence in the three-year targets we introduced at our Investor Day back on December 9th.” Financial Highlights (reported in $ USD) IFRS results included $13.6 million of net income attributable to Patria in Q1 2025. Patria generated Fee Related Earnings of $42.6 million in Q1 2025, up 21% from $35.1 million in Q1 2024, with an FRE margin of 55.1%. Distributable Earnings were $36.8 million for Q1 2025, or $0.23 per share. Dividends Patria declared a quarterly dividend of $0.15 per share to record holders of common stock at the close of business on May 14th, 2025. This dividend will be paid on June 12th, 2025. Conference Call Patria will host its first quarter 2025 earnings conference call via public webcast on May 2nd, 2025, at 9:00 a.m. ET. To register and join, please use the following link: https://edge.media-server.com/mmc/p/ah6qnzkp/ For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion. About Patria Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are the leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the- ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 36 years of experience and over $45 billion in assets under management, we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com. Asset Classes: Private Equity, Solutions (GPMS), Credit, Real Estate, Infrastructure, and Public Equities Main sectors: Agribusiness, Power & Energy, Healthcare, Logistics & Transportations, Food & Beverage and Digital & Tech Services Investment Regions: Latin America, Europe and US Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. Contact Patria Shareholder Relations E. PatriaShareholderRelations@patria.com T. +1 917 769 1611